Nabors Industries Ltd.
Crown House Second Floor
4 Par-La-Ville Road
Hamilton, Bermuda HMO8

April 7, 2022

Via EDGAR

Ms. Wei Lu

Mr. Ethan Horowitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2020 And Form 8-K filed February 8, 2022 File No. 001-32657

Dear Ms. Lu and Mr. Horowitz:

We confirm receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempted company, of the comment letter of the Commission with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2020 and Form 8-K filed February 8, 2022 (the “Letter”). We appreciate the thorough review and thoughtful comments provided by the Staff.

To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full.

Form 10-K for Fiscal Year Ended December 31, 2020

While no comments in the Letter specifically addressed the Form 10-K, to the extent that comments on the Form 8-K are also applicable to the Form 10-K, we will make corresponding changes in future Form 10-K filings.

Form 8-K filed February 8, 2022

Exhibit 99.1

Segment Reporting, page 3

1.	We note the presentation of Adjusted EBITDA and Adjusted operating income (loss) for each of your reportable segments. Please revise your disclosure as it appears Adjusted EBITDA by segment should be reconciled to Adjusted operating income (loss) by segment as it is the measure used by management to evaluate segment performance. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Thank you for your comment. We have referred to Item 10(e)(1)(i)(B) of Regulation S-K, as requested. The Company agrees that in future filings in which we present Adjusted EBITDA by segment, we will reconcile Adjusted EBITDA to Adjusted operating income (loss) by each reportable segment in the reconciliation table. Please see Exhibit 1 for an example of this reconciliation table.

2.	Tell us whether Daily Rig Margin is a non-GAAP measure for which disclosure pursuant to Item 10(e) of Regulation S-K should be provided. In addition, revise to explain how Daily Rig Revenue is calculated.

Thank you for your comment. We have referred to Item 10(e)(2) of Regulation S-K. Upon further review, we believe Daily Rig Margin is a non-GAAP measure for which disclosure pursuant to Item 10(e) or Regulation G, as applicable, is appropriate. Footnote (7) to the Tables currently states “Daily rig margin represents operating revenue less operating expenses, divided by the total number of revenue days during the quarter”. We acknowledge that we have not provided additional information as to how we calculate “operating expenses”, nor do we explain how we calculate the number of “revenue days during the quarter”.

In future filings we will amend the above-referenced footnote, and include in the footnotes a more detailed explanation in order to provide clear guidance, such as:

●	“Rig revenue days represents the number of days the Company’s rigs are contracted and performing under a contract during the period. These would typically include days in which operating, standby and move revenue is earned”;

●	“Daily rig revenue represents operating revenue, divided by the total number of rig revenue days during the quarter”;

●	We will rename Daily rig margin to Daily adjusted gross margin to be consistent with Exhibit 2.

●	“Daily adjusted gross margin represents operating revenue less Direct costs, divided by the total number of rig revenue days during the quarter”.

In addition, we will add a reconciliation table of Adjusted gross margin to Operating revenue for any applicable disclosures of Adjusted gross margin or Daily Adjusted gross margin. Please see Exhibit 2 for an example of this reconciliation table.

Reconciliation of Non-GAAP Financial Measures to Income (Loss) from Continuing Operations Before Income Taxes, page 5

3.	Please revise to reconcile the non-GAAP measures Adjusted EBITDA and Adjusted operating income (loss) in a manner that gives prominence to the most directly comparable GAAP-basis measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Thank you for your comment. In order to improve its prominence, we will begin the table with the GAAP measure “Income (loss) from continuing operations before income taxes”. Please see Exhibit 3 for an example of this table.

Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, page 7

4.	Please revise the title used for the non-GAAP measure Free cash flow as it is not calculated in the typical manner. Also, your statement that Free cash flow is an indicator of your ability to generate cash flow after required spending to maintain or expand your asset base does not appear to be appropriate. Refer to question of the 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Thank you for your comment. We have divided this response into parts (a) and (b).

(a)	Please revise the title used for the non-GAAP measure Free cash flow as it is not calculated in the typical manner. As requested, we reviewed Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. We will rename the term “adjusted free cash flow” in future filings. Additionally, we will use the renamed term (“adjusted free cash flow”) in our reconciliation of adjusted free cash flow to the most directly comparable GAAP-basis measure (“Net cash provided by operating activities”).

(b)	Also, your statement that Free cash flow is an indicator of your ability to generate cash flow after required spending to maintain or expand your asset base does not appear to be appropriate. The Company has reviewed our explanation of our use of “Adjusted free cash flow”, including our explanation of why we believe it is an important non-GAAP measure, and in future filings will modify our explanations.

Please see Exhibit 4 for an example of the modified terminology, the reconciliation table and accompanying footnote.

Exhibit 99.2, page 1

5.	We note the presentation of certain measures in your earnings presentation such as, but not limited to, Combined Drilling and Solutions daily margin and Combined gross margin on page 5 and Annual EBITDA per rig for SANAD on page 10. Please tell us whether these are non-GAAP measures and how you considered the disclosure requirements per Item 10(e) of Regulation S-K and Regulation G for the non-GAAP measures not identified in the Appendix. In addition, tell us how the measure of gross margin shown on page 3 of your earnings presentation is calculated.

Thank you for your comment. While the presentation included disclosures, explanations, and reconciliation tables for several non-GAAP measures, we acknowledge that the presentation also incorporated several non-GAAP measures for which there was no specific disclosure or reconciliation. To the extent such measures are included in future presentations or filings, we will include the appropriate disclosures required by Item 10(e) or Regulation G, as applicable as well as appropriate explanations and reconciliations, in a manner similar to our responses to the preceding questions and the attached Exhibits. Our calculation of Gross margin on page 3 of our earnings presentation is Operating revenues less Direct costs. We will rename the term to “Adjusted gross margin” and we will include Adjusted gross margin in our reconciliation to Income before income taxes (see Exhibit 3).

6.	Consider the above comments as they relate to the Appendix section (e.g., the reconciliations of Adjusted EBITDA and Adjusted Operating Income (loss)).

   Thank you for your comment. In future filings, we will take these comments and the undertakings to which we have committed in this letter into account when setting forth definitions and reconciliations in the Appendix of such exhibits.

   We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in each of our filings.

*     *     *

In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or you may contact Jim Ball at 212-530-5515 of Milbank LLP.

Sincerely yours,

/s/ William Restrepo
William Restrepo
Chief Financial Officer
Nabors Corporate Services, Inc.

cc:	Nabors Industries Ltd.:
Anthony G. Petrello
R. Clark Wood

Milbank LLP:
James H. Ball, Jr.

Exhibit 1

Exhibit 2

Exhibit 3

Exhibit 4